SCS HEDGED OPPORTUNITIES FUND, LLC

SCS HEDGED OPPORTUNITIES MASTER FUND, LLC

One Winthrop Square
Boston, Massachusetts 02110

June 14, 2010

Via Email Correspondence

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Mr. John M. Ganley

Re:	SCS Hedged Opportunities Fund, LLC (the “Feeder Fund”)
SEC File No. 811-22404;

Dear Mr. Ganley:

This letter responds to comments provided by you as a member of the staff of the U.S. Securities and Exchange Commission (the “Commission”) by telephone on June 10, 2010 to Timothy F. Silva, Esq. of Wilmer Cutler Pickering Hale and Dorr LLP, counsel to the Feeder Fund and Master Fund (the “Registrants”), concerning the materials filed as correspondence by the Registrants regarding certain related performance information on June 2, 2010 (the “Materials”).

Your comments have been reproduced below, each of which is followed by the Registrants’ response.

Comment 1

The Materials state that the Private Fund is managed in a substantially similar manner as the Master Fund and by the same investment personnel.  Please confirm whether there are any other funds or accounts managed by the Adviser that have substantially similar objectives, policies and strategies.  If so, include such other fund or account’s performance in a composite related performance consistent with the Nicholas-Applegate no-action letter or indicate why such funds or accounts may be excluded consistent with such no-action letter.

Mr. John M. Ganley
June 14, 2010

Response 1

Accepted.  There is one offshore fund managed by the Adviser that has substantially similar investment objectives, policies and strategies to those of the Master Fund and the Private Fund (the “Offshore Fund”) except that the Offshore Fund invests primarily in funds that are structured as corporations for U.S. federal income tax purposes, whereas the Master Fund and the Private Fund invest primarily in funds that are structured as partnerships for U.S. federal income tax purposes.  Regardless of whether the Offshore Fund's different portfolio fund investments would cause it not to be viewed as having substantially similar investment objectives, policies and strategies to those of the Master Fund and the Private Fund under the Nicholas-Applegate analysis, the performance of the Offshore Fund has been excluded from the presentation based on the fact that such exclusion does not cause the performance as presented to be misleading.  Among other things, the performance figures as shown are not higher than those that would have resulted had the performance of the Offshore Fund been included.

Comment 2

Appendix B of the Materials is titled “RELATED PERFORMANCE.”  Include “OF THE ADVISER” as part of the title of Appendix B.

Response 2

Accepted.

Comment 3

The Materials state that “[t]he Adviser will evaluate for the Master Fund and for the Private Fund a variety of factors that may be relevant in determining whether a particular investment opportunity or strategy is appropriate and feasible for the Master Fund or the Private Fund at a particular time.  Because these considerations may differ for the Master Fund and the Private Fund in the context of any particular investment opportunity and at any particular time, the investment activities and future investment performance of the Master Fund and the Private Fund will differ.”

Please explain whether these differences are consistent with the funds having substantially similar investment objectives, policies and strategies, and if so, please clarify what factors cause these considerations to differ for the Master Fund and the Private Fund.

Response 3

Accepted.  The investment objectives, policies and strategies of the Master Fund and the Private Fund are substantially the same except for minor differences resulting from regulatory restrictions and practical considerations that result in differences among any similar funds (e.g., differences in timing of cash flows, investments, tax differences, etc.).  The Materials have been revised to clarify the nature of these differences.

Mr. John M. Ganley
June 14, 2010

Comment 4

The Materials state that “[t]he returns shown for the Private Fund reflect the actual fees and expenses incurred by the Private Fund, which include a management fee of 1.00% and a performance allocation of 10% (subject to ‘hurdle’ of T-Bill +5%).”  Please confirm that the Private Fund does not charge a sales load.

Response 4

Confirmed.  The Private Fund does not charge a sales load.

Comment 5

The Materials state that “[f]urthermore, there are certain differences between the investment policies of the Fund and the Master Fund and the Private Fund.  Unlike the Fund and the Master Fund, the Private Fund is not subject to certain investment limitations imposed by applicable securities laws which, if applicable, may have adversely affected the Private Fund’s performance.”

Please insert additional language consistent with Nicholas-Applegate regarding diversification requirements, other restrictions of the securities laws and tax laws.

Response 5

Accepted.  The requested language has been inserted to the extent it applies.  The Internal Revenue Code reference was not added because the Fund and the Master Fund, like the Private Fund, are taxed as partnerships for U.S. federal income tax purposes.

Comment 6

If the method of calculating the performance of the Private Fund differs from the Commission’s standardized method of calculation performance data, disclose that such method differs from the Commission’s standardized method.

Response 6

Accepted.  The requested disclosure has been added.

Comment 7

In the table titled “Private Fund Monthly Performance Since Inception,” please add the date as of which this information is provided.

Response 7

Accepted.  The requested date has been added.

Mr. John M. Ganley
June 14, 2010

Comment 8

In footnote 1 to the table titled “Performance Statistics” the Materials state “[t]he investment performance shown for the Private Fund since January 1, 2010 are based on estimated returns of the underlying Portfolio Funds and are subject to change.”  Please clarify this statement to reflect that this information is subject to change per an audit performed at year-end.

Response 8

Accepted.  The language has been clarified as requested.

*****

We trust that these responses adequately address your comments.  Should you have any further questions or comments, please do not hesitate to contact Timothy F. Silva, Esq. at (617) 526-6502 or David C. Heaton, Esq. at (617) 526-6365.

Very truly yours,

/s/Peter H. Mattoon
Peter H. Mattoon
President and Chief Executive Officer

cc:             Timothy F. Silva, Esq.
David C. Heaton, Esq.